EXHIBIT 97.1
Canadian Natural Resources Limited

EXECUTIVE COMPENSATION RECOVERY POLICY
The Board of Directors (“Board”) of Canadian Natural Resources Limited (the “Company”) has adopted this Policy in accordance with applicable laws and stock exchange rules.
A.Application of Policy
This Policy applies in the event of any accounting restatement (“Restatement”) of the Company’s financial results due to a material non-compliance with the financial reporting requirements under applicable securities laws.
B.Executive Officers Subject to the Policy
All executive officers of the Company are subject to this Policy, being the Executive Chairman, President, Chief Financial Officer, Principal Accounting Officer, Chief Operating Officers, Senior Vice-Presidents, any Vice-President of the Company in charge of a principal business unit, division or function, and any other person who performs a significant policy-making function for the Company (the “Executive Officers”), even if an Executive Officer had no responsibility for the financial statement errors which resulted in the Restatement. This Policy also applies to any former Executive Officer who, within the preceding fiscal three years, ceased to be an Executive Officer after this Policy came into place.
C.Compensation Subject to the Policy; Recovery Period
This Policy shall apply to incentive-based compensation received on or after November 1, 2023 (the “Effective Date”). For purposes of this Policy, “incentive-based compensation” means compensation (including any cash or equity compensation) that is granted, earned, vested or received by an Executive Officer based wholly or in part upon the attainment of any “financial reporting measure” during the period (the “Recovery Period”) being any of the three most recently completed fiscal years immediately preceding:
(i)the date that the Company’s Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or
(ii)the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
"Financial reporting measures" are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). Incentive-based compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period. For the avoidance of doubt, the Recovery Period with respect to an Executive Officer applies to incentive-based compensation received by the Executive Officer (a) after beginning services as an Executive Officer (including compensation derived from an award authorized before the individual is newly hired as an Executive Officer, e.g. inducement grants) and (b) if that person served as an Executive Officer at any time during the fiscal period described above for such incentive-based compensation.
D.Amount Required to be Repaid Pursuant to this Policy
Except as otherwise set forth below, the amount of incentive-based compensation that must be repaid by an Executive Officer shall be determined in accordance with applicable laws and stock exchanges rules and if no such rules apply shall be the amount of incentive-based compensation received by the Executive Officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”) as determined by the Company, acting reasonably. After a Restatement, the Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of incentive-based compensation than would have been received applying the recalculated financial measure. Where incentive-based compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will, acting reasonably, determine the portion of the original incentive-based compensation derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of incentive-based compensation that was erroneously awarded. Documentation of the Company’s calculation of the Recoverable Amount shall be maintained and shall be provided to the applicable stock exchange as required by applicable stock exchange rules.

In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.
If, due to a Restatement, equity compensation is recoverable from an Executive Officer, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:
(i)if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
(ii)if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
(iii)if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).
The Compensation Committee of the Board will take such reasonably prompt action as it deems appropriate, in its sole and absolute discretion, to recover the Recoverable Amount, unless it is determined that it would be impracticable to recover the such amount because (1) the Company has made a reasonable and documented attempt to recover the Recoverable Amount, has provided such documentation to the applicable stock exchange and has determined that the direct costs of enforcing recovery would exceed the Recoverable Amount, (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. Section 401(a)(13) or 26 U.S.C. Section 411(a) and regulations thereunder, or (3) if the recovery of the incentive-based compensation would, based on an opinion of counsel, be in violation of the laws of Canada or any applicable province thereof.
E.Additional Recovery Required by Section 304 of the Sarbanes-Oxley Act of 2002
In addition, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under applicable securities laws, then, in accordance with Section 304 of the U.S. Sarbanes-Oxley Act of 2002, the Executive Chairman, President, Chief Financial Officer and any Chief Operating Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:
(i)any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of such financial document; and
(ii)any profits realized from the sale of securities of the Company during that 12-month period.
F.Crediting of Recovery Amounts
To the extent that subsections A, B, C and D of this Policy would provide for recovery of incentive-based compensation recoverable by the Company pursuant to Section 304 of the Sarbanes-Oxley Act, in accordance with subsection E of this Policy, and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the required recovery under this Policy. Recovery pursuant to the other provisions of this Policy does not preclude recovery under subsection E of this Policy, to the extent any applicable amounts have not already been reimbursed to the Company.
G.General Provisions
This Policy may be amended by the Board from time to time. Implementation of, and changes to, this Policy will be communicated to all persons to whom this Policy applies.
The Company will not indemnify or provide insurance to cover any repayment of incentive-based compensation in accordance with this Policy. The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Company or any of its subsidiaries.
All determinations and decisions made by the Board (or any committee thereof, including the Compensation Committee) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies. If you have questions about the interpretation of this Policy, please contact the Chief Financial Officer or the Vice President, Legal & General Counsel.